Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

August 26, 2011

VIA EDGAR

Mr. Craig Ruckman, Esquire

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Registrant: Separate Account VA GG
Depositor: Transamerica Life Insurance Company
Flexible Premium Variable Annuity – Q
Initial Registration Statement on Form N-4
File Nos. 333-169445; 811-22477, SEC Accession No. 0001193125-10-211886

Dear Mr. Ruckman:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, the Registrant hereby respectfully requests the above referenced registration statement on Form N-4, be withdrawn. The request is being made as the securities covered by this registration statement will not be offered for sale.

We appreciate your assistance in this matter. If you have any questions regarding this matter, please contact the undersigned at (319) 355-8330.

Sincerely,

/s/ Darin D. Smith

Darin D. Smith

General Counsel